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          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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  1. Investment Company Act File Number:                                                Date examination completed:

     811-09765                                                                          January 31, 2002
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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
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      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify):
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  3. Exact name of investment company as specified in registration statement:

     First American Insurance Portfolio's Inc.

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  4. Address of principal executive office (number, street, city, state, zip code):

     800 Nicollet Mall
     Minneapolis, MN 55402
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)
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          Report of Management on Compliance With Rule 17f-2 of the
                        Investment Company Act of 1940


April 15, 2002

I, as a member of management of the Large Cap Growth Portfolio, Technology Portfolio, Mid Cap Growth Portfolio, Equity Income Portfolio, Corporate Bond Portfolio, and Small Cap Growth Portfolio of the First American Insurance Portfolios, Inc. (referred to collectively as the Portfolios), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2002.

Based on this evaluation, I assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Portfolios.

By: /s/ Robert H. Nelson
    -----------------------------------
    Robert H. Nelson
    Chief Operating Officer
    U.S. Bancorp Asset Management, Inc.

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                      Report of Independent Accountants

The Board of Directors
First American Insurance Portfolios, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Large Cap Growth Portfolio, Technology Portfolio, Mid Cap Growth Portfolio, Equity Income Portfolio, Corporate Bond Portfolio, and Small Cap Growth Portfolio of the First American Insurance Portfolios, Inc. (referred to collectively as the Portfolios) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Portfolios. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2001 (the date of last examination) through January 31, 2002, without prior notice to management:

-- Confirmation of all securities and similar investments held by institutions in book entry form (Depository Trust Company);

-- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Portfolios and U.S. Bank; and

-- Agreement of three security and/or investment purchases and two security and/or investment sales or maturities since our last examination from the books and records of the Portfolios to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

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In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Portfolios, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of the Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                        /s/ Ernst & Young LLP

Minneapolis, Minnesota
April 15, 2002
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